Exhibit 99.1

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 and 2023

Contents	Page(s)

Unaudited Interim Condensed Consolidated Balance Sheets	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	F-4
Unaudited Interim Condensed Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7 – F-28

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	Note	As of June 30, 2024	As of December 31, 2023
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	4	$13,979,217	$20,235,227
Restricted cash	4	26,319	100,764
Trade receivables	6	5,316,983	5,630,805
Other current assets	8	2,633,799	1,665,571
Withholding tax receivable, net	7	366,884	607,221
Inventories	5	381,155	506,403
Amounts due from related parties	21	13,086	2,172,638
Assets held for sale		-	201,963
Total current assets		22,717,443	31,120,592

Non-current assets:
Restricted cash	4	1,496,236	1,608,762
Property, plant and equipment	9	3,280,470	4,043,725
Right-of-use assets	10	2,588,540	2,688,208
Intangible assets, net	11	2,684,655	2,836,250
Goodwill		411,862	411,862
Withholding tax receivable, net	7	1,504,543	1,617,625
Deferred tax assets, net	16	1,110,164	1,085,477
Other non-current assets	8	390,065	402,447
Total non-current assets		13,466,535	14,694,356
Total assets		$36,183,978	$45,814,948

Liabilities and Equity
Current liabilities:
Trade and other payables	12	$3,047,534	$3,016,850
Borrowings	13	187,288	337,241
Borrowing from a related party	21	-	3,104,149
Current portion of operating lease liabilities	10	1,457,783	1,239,066
Current portion of finance lease liabilities	15	53,055	108,597
Other current liabilities	12	1,764,636	3,171,643
Amounts due to related parties	21	139,557	2,898,506
Liabilities directly associated with the assets held for sale		-	130,876
Total current liabilities		6,649,853	14,006,928

Non-current liabilities:
Borrowings	13	-	44,410
Operating lease liabilities	10	1,124,195	1,455,857
Finance lease liabilities	15	203,127	218,996
Provision for employee benefits	17	4,591,555	4,935,982
Total non-current liabilities		5,918,877	6,655,245
Total liabilities		12,568,730	20,662,173

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 10,237,282 shares at June 30, 2024; issued and outstanding 9,830,373 shares at December 31, 2023		1,228,509	1,179,680
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		82,011,907	80,983,164
Legal reserve	20	223,500	223,500
Warrants reserve		251,036	251,036
Accumulated deficit		(60,188,269)	(58,340,675)
Accumulated other comprehensive income		209,422	985,120
Capital & reserves attributable to equity holders of the Company		23,686,105	25,231,825
Non-controlling interests		(70,857)	(79,050)
Total equity		23,615,248	25,152,775
Total liabilities and equity		$36,183,978	$45,814,948

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2024	2023
		(Unaudited)	(Unaudited)
Revenue		$17,566,844	$18,005,603
Cost of sales		(14,327,094)	(15,846,807)
Gross profit		3,239,750	2,158,796

Stock-based compensation		(172,655)	-
Recovery (Provision for and write off) of withholding tax receivable		32,980	(561,277)
Provision for expected credit loss on trade and other receivables		(184,180)	(870,408)
Provision for obsolete inventories		-	(3,090,283)
Impairment loss on fixed assets		-	(1,591,766)
Impairment on goodwill		(30,467)	(1,263,040)
Selling, distribution and administrative expenses	19	(4,967,290)	(6,683,850)
Operating loss from continuing operations		(2,081,862)	(11,901,828)

Other income, net		312,342	77,665
Foreign exchange losses, net		(49,041)	(584,093)
Finance costs		(81,534)	(578,308)
Loss before income tax from continuing operations		(1,900,095)	(12,986,564)

Provision for income tax benefit (expense)	16	22,949	(874,431)
Net loss for the period from continuing operations		(1,877,146)	(13,860,995)

Discontinued operations:
Net gain for the period from discontinued operations		38,719	11,562
Net loss for the period		(1,838,427)	(13,849,433)
Less: net profit (loss) attributable to non-controlling interests		9,167	(30,214)
Net loss attributable to equity holders of the Company		$(1,847,594)	$(13,819,219)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company		$(0.18)	$(4.35)

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company		$(0.19)	$(4.36)

Weighted average number of shares used in computation:
Basic and diluted		9,991,600	3,174,282

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2024	2023
		(Unaudited)	(Unaudited)
Net loss for the period		$(1,838,427)	$(13,849,433)
Currency translation differences		(775,698)	169,410
Total comprehensive (loss) for the period		$(2,614,125)	$(13,680,023)

Attributable to:
Equity holders of the Company		$(2,631,861)	$(13,651,390)
Non-controlling interests		17,736	(28,633)
		$(2,614,125)	$(13,680,023)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

(Expressed in U.S. Dollars)

							Accumulated
	Number of Shares	Amount ($0.12 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Accumulated Deficit	Non- controlling Interests	Total Equity

Balance as of December 31, 2022	1,618,977	$194,313	$(50,000)	$46,231,302	$223,500	$251,036	$1,112,494	$(28,769,014)	$(61,329)	$19,132,302

Currency translation adjustments	-	-	-	-	-	-	169,410	-	-	169,410
Cancellation of shares (Note 18)	(245,339)	(29,441)	-	(4,880,223)	-	-	-	-	-	(4,909,664)
Issuance of ordinary shares through CMPOs (Note 18)	4,946,184	593,542	-	20,273,844	-	-	-	-	-	20,867,386
Issuance of ordinary shares through exercise of warrants (Note 18)	128,901	15,468	-	491,224	-	-	-	-	-	506,692
Issuance of ordinary shares for acquisition of assets (Note 18)	262,500	31,500	-	1,816,500	-	-	-	-	-	1,848,000
Issuance of ordinary shares for a convertible note conversion (Note 18)	172,000	20,640		1,217,760						1,238,400
Net loss for the period	-	-	-	-	-	-	-	(13,819,219)	(30,214)	(13,849,433)

Balance as of June 30, 2023 (Unaudited)	6,883,223	$826,022	$(50,000)	$65,150,407	$223,500	$251,036	$1,281,904	$(42,588,233)	$(91,543)	$25,003,093
Balance as of December 31, 2023	9,830,373	$1,179,680	$(50,000)	$80,983,164	$223,500	$251,036	$985,120	$(58,340,675)	$(79,050)	$25,152,775

Currency translation adjustments	-	-	-	-	-	-	(775,698)	-	-	(775,698)
Disposal of a subsidiary (Note 18)	(1,091)	(131)	-	(2,651)	-	-	-	-	(974)	(3,756)
Issuance of ordinary shares for stock-based compensation (Note 18)	408,000	48,960	-	1,031,394	-	-	-	-	-	1,080,354
Net loss for the period	-	-	-	-	-	-	-	(1,847,594)	9,167	(1,838,427)

Balance as of June 30, 2024 (Unaudited)	10,237,282	$1,228,509	$(50,000)	$82,011,907	$223,500	$251,036	$209,422	$(60,188,269)	$(70,857)	$23,615,248

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss) from continuing operations	$(1,877,146)	$(13,860,995)
Net gain from discontinued operations	38,719	11,562
Net loss	(1,838,427)	(13,849,433)
Adjustments for:
Depreciation and Amortization of fixed and intangible assets	1,556,922	2,619,001
Stock-based compensation	172,655	-
(Recovery) Provision for and write off of withholding tax receivable	(32,980)	561,277
Provision for expected credit loss on trade and other receivables	184,180	869,519
Provision for obsolete inventories	-	3,090,282
Impairment loss on fixed assets	-	1,591,766
Impairment on goodwill	30,467	1,263,040
Finance costs	81,778	584,897
Interest income	(261,041)	-
Deferred income taxes	(101,998)	874,431
(Gain) Loss from assets disposal	(31,577)	41,965
Gain on disposal of a subsidiary	(3,607)	-
Changes in operating assets and liabilities:
(Increase) Decrease in trade and other receivables	(90,891)	157,279
Increase in other assets	(1,005,338)	(719,595)
Decrease in inventories	114,223	296,824
(Decrease) Increase in amounts due to related parties	(386,720)	639,807
(Decrease) Increase in Trade and other payables and other current liabilities	(437,966)	1,285,317
Decrease (Increase) in withholding tax receivable	227,903	(374,013)
Increase in provision for employee benefits	13,428	20,774
Net cash used in operating activities	(1,808,989)	(1,046,862)

Cash flows from investing activities
Acquisition of property, plant and equipment	(34,442)	(829,231)
Proceeds from sale of property, plant and equipment	27,805	-
Acquisition of intangible assets	(114,224)	(217,077)
Disposal of a subsidiary, net of cash disposed	(28,186)	-
Interest received	283,750	-
Net cash provided by (used in) investing activities	134,703	(1,046,308)

Cash flows from financing activities
Proceeds from issue of shares	-	20,867,386
Proceeds from exercise of warrants	-	506,693
Cash paid for the cancellation of fractional shares	-	(49,664)
Proceeds from bank borrowings	-	1,756,738
Repayment of bank borrowings	(252,717)	(1,937,096)
Repayment of related party borrowings	(3,304,787)	-
Payment of lease liabilities	(877,553)	(1,267,979)
Net cash (used in) generated from financing activities	(4,435,057)	19,876,078

Net (decrease)/increase in cash and cash equivalents, and restricted cash	(6,109,343)	17,782,908
Effect of movements in exchange rates on cash held	(362,280)	16,840
Cash and cash equivalents, and restricted cash at January 1,	21,973,395	8,230,644
Cash and cash equivalents, and restricted cash at June 30,	$15,501,772	$26,030,392

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	-	1,848,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings is an investment holding company.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce. AI Robots is an investment holding company.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce. Beginning March 2020, AI Hong Kong commenced AI&Robotics solution business of selling and leasing robots.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots. Southern Ambition is an investment holding company.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings. Horizon Dragon is an investment holding company.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of June 30, 2024 and December 31, 2023 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared for the six months ended June 30, 2024 and 2023.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. No dividends were declared for the six months ended June 30, 2024 and 2023. The Company engages principally in providing cash management and handling services located in Thailand.

On March 25, 2021, the Company acquired 51% majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing and forensics analysis in Hong Kong and the Asia Pacific region since 2004. On February 6, 2024, the Company separated with Handshake. On February 6, 2024, the Company transferred 510 shares of Handshake back to its original shareholders in exchange for returning 1,091 restricted ordinary shares issued by the Company. The cancellation of the returned 1,091 shares was effective on March 4, 2024.

On November 1, 2021, the Company entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd. (“AI Singapore”), a company incorporated in Singapore. Pursuant to the Agreement, AI Singapore became a wholly owned subsidiary of the Company. AI Singapore commenced AI&Robotics solution business of selling and leasing robots.

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau (“AI Macau”). The consideration is approximately $3,205 (MOP25,000). AI Macau commenced AI&Robotics solution business of selling and leasing robots. The acquisition was closed on February 9, 2022. AI Macau is a 100% owned subsidiary of AI Robotics.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“AI Malaysia”). The consideration is approximately $1 (RM1). AI Malaysia commenced AI&Robotics solution business of selling and leasing robots. The acquisition was closed on January 20, 2022. AI Malaysia is a 100% owned subsidiary of AI Robotics.

GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 6, 2021. AI Robotics is a 100% owned subsidiary of Guardforce. AI Robotics is an investment holding company.

GFAI Robot Service (Hong Kong) Limited (“AI Robot Service”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on January 18, 2022. AI Robot Service is an investment holding company. AI Robot Service is a 100% owned subsidiary of AI Robotics.

Guardforce AI Robot Service (Shenzhen) Co., Limited (“AI Shenzhen”) was incorporated in the People’s Republic of China (“PRC”) on February 23, 2022. AI Shenzhen is an investment holding company. AI Shenzhen is a 100% owned subsidiary of AI Robot Service.

GFAI Robotics Services LLC (“AI US”) was incorporated in the State of Delaware on February 28, 2022. AI US commenced AI&Robotics solution business of selling and leasing robots. AI US is a 100% owned subsidiary of AI Robotics.

GFAI Robot Service (Australia) Pty Ltd. (“AI Australia”) was incorporated in Australia on February 28, 2022. AI Australia commenced AI&Robotics solution business of selling and leasing robots. AI Australia is a 100% owned subsidiary of AI Robot Service. On September 25, 2023, AI Australia was deregistered.

GFAI Robot & Smart Machines Trading LLC (“AI Dubai”) was incorporated in the United Arab Emirates (UAE) on March 13, 2022. AI Dubai commenced AI&Robotics solution business of selling and leasing robots. AI Dubai is a 100% owned subsidiary of AI Robot Service.

GFAI Robotic and Innovation Solution (Thailand) Company Limited (“AI R&I”) was incorporated in Thailand on March 30, 2022. AI R&I commenced AI&Robotics solution business of selling and leasing robots. AI R&I is 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition.

GFAI Robot Service (UK) Limited (“AI UK”) was incorporated in the United Kingdom on April 29, 2022. AI UK commenced AI&Robotics solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Robot Service. On February 6, 2024, AI UK was deregistered.

GFAI Robot Service Limited (“AI Canada”) was incorporated in Canada on May 6, 2022. AI Canada commenced AI&Robotics solution business of selling and leasing robots. AI Canada is a 100% owned subsidiary of AI Robot Service. On January 5, 2024, AI Canada was deregistered.

Guardforce AI Robot (Jian) Co., Limited (“AI Jian”) was incorporated in the People’s Republic of China (“PRC”) on May 16, 2022. AI Jian is an investment holding company. AI Jian is a 100% owned subsidiary of AI Robot Service. On November 22, 2023, AI Jian was deregistered.

GFAI Robot Service GK (“AI Japan”) was incorporated in Japan on May 24, 2022. AI Japan commenced AI&Robotics solution business of selling and leasing robots. AI Japan is a 100% owned subsidiary of AI Hong Kong.

GFAI Robot Service Co., Ltd. (“AI Korea”) was incorporated in South Korea on June 17, 2022. AI Korea commenced AI&Robotics solution business of selling and leasing robots. AI Korea is a 100% owned subsidiary of AI Hong Kong.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. (“Shenzhen GFAI”) and Guangzhou Kewei Robot Technology Co., Ltd. (“Guangzhou GFAI”) from Shenzhen Kewei. Both acquirees are PRC-based companies. The acquisition serves an integral role in the growth of the Company’s AI&Robotics solution business as a service (RaaS) business initiative. The acquisition was closed on March 22, 2022. The acquisition purchase price of $10,000,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 14, 2022, the Company issued 53,571 restricted Ordinary Shares to the sellers’ designated parties.

On May 24, 2022, the Company entered into a Sale and Purchase Agreement (the “Yeantec Agreement”) with Shenzhen Yeantec Co., Limited (“Yeantec”) to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Yeantec. Beijing Wanjia is a PRC-based company with more than 25 years of experience in providing integrated security solution, focusing on fire alarm security systems, and a well-established customer base among retail businesses. The acquisition serves the growth of the Company’s other security business. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, the Company issued 94,500 restricted Ordinary Shares to the sellers’ designated parties.

GFAI Robot Service (Vietnam) Co., Ltd (“AI Vietnam”) was incorporated in Vietnam on July 8, 2022. AI Vietnam is a dormant company and is a 100% owned subsidiary of AI Hong Kong. On March 22, 2023, AI Vietnam was deregistered.

On December 21, 2022, the Company entered into an asset purchase agreement (“Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to purchase certain of Shenzhen Kewei’s robot-related business assets in China. The Company will acquire, and Yeantec will transfer to the Company, select robotic equipment assets and Kewei’s technology platform. The purchase price for these assets is $2,100,000, which will be fully paid in the form of 262,500 restricted ordinary shares of the Company based on a price of $8.0 per share. The Company issued 262,500 shares to Shenzhen Kewei on March 1, 2023.

GFAI Technology Limited (“GFAI Technology”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 7, 2023. GFAI Technology is a 100% owned subsidiary of Guardforce. GFAI Technology is an investment holding company.

GFAI Technology (Hong Kong) was incorporated in Hong Kong on January 8, 2024. GFAI Technology (Hong Kong) is a 100% owned subsidiary of GFAI Technology.

InnoAI Technology (Shenzhen) Co., Ltd. (“InnoAI”) was incorporated in China on December 13, 2023. On May 13, 2024, the Company acquired 100% of the interest in InnoAI with RMB1 and InnoAI became a 100% owned subsidiary of AI Shenzhen. InnoAI is a company dedicated to the research and development of artificial intelligence projects.

The following diagram illustrates the Company’s legal entity ownership structure as of June 30, 2024:

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied for the six months ended June 30, 2024 and 2023 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2023 and 2022, as described in those audited consolidated financial statements, except for the adoption of new and amended International Financial Reporting Standards (“IFRS”) effective for the year ending December 31, 2023 which are relevant to the preparation of the June 30, 2024 and 2023 interim condensed consolidated financial statements.

On September 25, 2024, the interim condensed consolidated financial statements were approved by the board of directors and authorized for issuance.

2.1	Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2024.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

In addition, the accompanying condensed consolidated interim financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2.2	Basis of consolidation

The consolidated statements of profit or loss and other comprehensive loss, statements of changes in equity and statements of cash flows of the Company for the relevant periods include the results and cash flows of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The interim condensed consolidated balance sheet of the Company as of June 30, 2024 has been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Segment reporting

IAS 14 Segment Reporting requires reporting of financial information by business or geographical area. It requires disclosures for ‘primary’ and ‘secondary’ segment reporting formats, with the primary format based on whether the entity’s risks and returns are affected predominantly by the products and services it produces or by the fact that it operates in different geographical areas.

The entity’s reportable segments are its business and geographical segments for which a majority of their revenue is earned from sales to external customers and for which:

●	revenue from sales to external customers and from transactions with other segments is 10% or more of the total revenue, external and internal, of all segments; or

●	segment result, whether profit or loss, is 10% or more the combined result of all segments in profit or the combined result of all segments in loss, whichever is greater in absolute amount; or

●	assets are 10% or more of the total assets of all segments.

Segments deemed too small for separate reporting may be combined with each other, if related, but they may not be combined with other significant segments for which information is reported internally. Alternatively, they may be separately reported. If neither combined nor separately reported, they must be included as an unallocated reconciling item.

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following four segments and geographical segmental data as shown in Note 22:

(i)	Secured logistics;

(ii)	AI&Robotics solution business;

(iii)	General security solutions; and

(iv)	Corporate and others

The Corporate and others segment covers the non-operating activities supporting the Company. It comprises the Company’s holdings and treasury organization, including its headquarter and central functions. All listing related expenses are included in the Corporate and others segment. This segment is an administrative-operating segment rather than a revenue-generating operating segment.

The Company completed the divestiture with Handshake on February 6, 2024. The business of Handshake represented the entirety of the Company’s information security operating segment through February 6, 2024, which is excluded from the Company’s segment reporting.

2.4	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company, other than those between and among entities under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on the bargain purchase is recognized in the statement of profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

2.5	Critical accounting estimate and judgements

The preparation of the consolidated financial statements.in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023.

2.6	Foreign currency translation

The presentational currency of the Company is the USD. The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Robotics, AI US, AI Macau, AI Singapore, AI Malaysia, AI Hong Kong, AI Thailand, GF Cash (CIT), AI R&I, InnoAI, AI Shenzhen, Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia is the local currency where these companies operate. The functional currency of AI Korea, AI Australia, AI Canada, AI Vietnam, AI Japan, and AI Dubai is USD.

The currency exchange rates and the entities that significantly impact our business are shown in the following table:

	Period End Rate		Average Rate
	June 30,	December 31,	For the six months ended June 30,
	2024	2023	2024	2023
Thai Baht (GF Cash (CIT), AI R&I)	0.0271	0.0292	0.0275	0.0293
Hong Kong Dollar (AI Hong Kong)	0.1281	0.1282	0.1279	0.1282
Chinese Renminbi (Beijing Wanjia)	0.1376	0.1409	0.1386	0.1444

2.7	Financial risk management

2.7.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the audited financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2023 and 2022.

2.7.2	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses. The Company mainly finances its working capital requirements from cash generated from funds raised from the public offerings, operations, proceeds from the exercise of warrants, bank borrowings and finance leases.

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and an adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Company’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

2.7.3	Capital risk management

The Company’s objectives on managing capital are to safeguard the Company’s ability to continue as a going concern and support the sustainable growth of the Company in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares or sell assets to reduce debt.

2.7.4	Impact of COVID-19

The COVID-19 pandemic has developed since 2020, causing severe impact to the Company’s financial performance. Until the beginning of 2023, when governments of the countries where the Company is operating lifted most of the social distancing measures and other restrictions, the Company’s business has gradually recovered and the Company has resumed normal business operations in 2024.

2.8	Inventories

Inventories solely consist of security equipment and are stated at the lower of cost, determined on a weighted average basis, or net realizable value (Note 5). Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. When inventory is sold, their carrying amount is charged to expense in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the period the impairment or loss occurs. The Company recorded an allowance for slow-moving or obsolete robots’ inventories of $nil and $3,090,283 for the six months ended June 30, 2024 and 2023, respectively.

During the six months ended June 30, 2024, no inventories were purchased from related parties. And during the six months ended June 30, 2023, all inventories were purchased from the related parties (Note 21).

2.9	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

The Company recognizes the contractual right to receive money or products from related parties as amounts due from related parties. For those that the contractual maturity date is less than one year, the Company records as current assets.

2.10	Assets under construction

Assets under construction are stated at cost less impairment losses, if any. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for assets under construction until they are completed and ready for intended use.

2. 11	Goodwill

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

At the acquisition date, any goodwill acquired is allocated to the cash-generating units (CGU) which are expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill related. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of In these circumstances is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

The Company recorded impairment loss of $30,467 and $1,263,040 for the six months ended June 30, 2024 and 2023, respectively.

2.12	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. For the six months ended June 30, 2024 and 2023, an impairment loss on the robots’ assets of $ nil and $1,591,766 was recognized, respectively when the carrying amount was greater than the value in use. Management estimated the value in use by estimating the expected cash flows from the cash-generating unit as well as a suitable discount rate in order to calculate the present value of those cash flows. The basis of impairment is determined based on the result of assessment.

2.13	Offsetting Assets and Liabilities

During the six months ended June 30, 2024, the Company engages in offsetting arrangements for certain financial assets and financial liabilities. These arrangements primarily involve the offsetting of related party receivables and related party payables. The Company has established legally enforceable rights to offset financial assets and financial liabilities subject to offsetting arrangements. These rights may arise from agreements, netting arrangements, or a combination of legal and contractual rights.

2.14	Revenue from contracts with customers

The Company generates its revenue primarily from four service lines: (1) Secured logistics; (2) AI&Robotics solution business; (3) Information security; and (4) General security solutions.

Each service line primarily renders the following services:

(1)	Secure logistics

(i)	Cash-In-Transit – Non Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Express Cash; (viii) Coin Processing Service; and (ix) Cash Deposit Management Solutions

(2)	AI&Robotics solution business

(i)	Sale of robots and (ii) Rental of robots

(3)	Information security – the Company generates this revenue from Handshake. After the completion of the decoupling with Handshake on February 6, 2024, the Company was no longer generating any revenues from this service line. For the six months ended June 30, 2024 and 2023, revenue and results of operations derived from this service line were presented as discontinued operations on the consolidated statements of profit or loss.

(i)	Penetration test; (ii) PCI ASVScan and (iii) Rapid7 Sales

(4)	General security solutions

(i)	Installation of fire alarm security systems; (ii) Sale of security equipment

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically covers a period of time, the revenue is recognized on a ratable basis over the contract term. The Company applies the following five-step model in order to determine the amount:

●	To identify the contract or quotation with the agreed service price.

●	To evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	To consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	To allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	To recognize revenue when the Company satisfies the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

Revenue is recognized when the related performance obligation is satisfied.

Disaggregation information of revenue by service type which was recognized based on the nature of performance obligation disclosed above is as follows:

	For the six months ended June 30,
	2024	Percentage of Total	2023	Percentage of Total
Service Type	$	Revenue	$	Revenue
	(Unaudited)		(Unaudited)
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$6,016,286	34.2%	$5,988,087	33.3%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	1,765,869	10.1%	1,961,464	10.9%
ATM Management	3,293,725	18.7%	3,895,708	21.6%
Cash Processing (CPC)	1,710,792	9.7%	1,613,933	9.0%
Cash Center Operations (CCT)	857,109	4.9%	958,760	5.3%
Consolidate Cash Center (CCC)	276,137	1.6%	395,105	2.2%
Others **	-	-%	4,332	0.0%
Cash Deposit Management Solutions (GDM)	1,842,026	10.5%	1,125,767	6.3%
AI&Robotics solution	131,142	0.8%	440,229	2.4%
General security solutions	1,673,758	9.5%	1,622,218	9.0%
Total	$17,566,844	100.0%	$18,005,603	100.0%

**	Others include primarily revenue from express cash and coin processing services.

During the six months ended June 30, 2023, all revenue were generated from third parties.

During the six months ended June 30, 2024, revenue amounting to $17,562,192 were generated from third parties; and $4,652 were generated from a related party (Note 21).

2.15	Cost of sales

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

2.16	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2024 have been applied by the Company for the six months ended June 30, 2024. The adoption of these new and amended standards did not have material impact on the interim condensed consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2024, and they have not been early adopted by the Company in preparing these interim condensed consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the interim condensed consolidated financial statements of the Company.

3.	BUSINESS COMBINATION

On May 13, 2024, the Company closed an acquisition of InnoAI Technology (Shenzhen) Co., Ltd. (“InnoAI”). Approximately $0.1 (RMB1) was paid in consideration of 100% of the equity interest in InnoAI. This acquisition has been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

A Purchase Price Allocation exercise has been undertaken to establish the constituent parts of the acquired companies’ balance sheet at fair value on acquisition. As is customary in these circumstances, this will remain under review and subject to change during the twelve-month hindsight period. At the date of the acquisition, the total assets, total liabilities and goodwill represent $4,720, $(35,187) and $30,467, respectively.

The total revenue included in the Consolidated Statement of Profit or Loss for the six months ended June 30, 2024 since the acquisition date contributed by InnoAI was $99. Total net loss for the six months ended June 30, 2024 incurred by InnoAI since the acquisition date was $95,290.

Had InnoAI been consolidated from January 1, 2024, the Consolidated Statement of Profit or Loss for the six months ended June 30, 2024 would show revenue from InnoAI of $831 and net loss from InnoAI of $99,550.

During the six months ended June 30, 2024, the Company recorded a full goodwill impairment loss on InnoAI of $30,467.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Cash on hand	$514,080	$472,641
Cash in bank	13,465,137	19,762,586
Subtotal	13,979,217	20,235,227
Restricted cash – current (a)	26,319	100,764
Restricted cash – non-current (b)	1,496,236	1,608,762
Cash, cash equivalents, and restricted cash	15,501,772	21,944,753
Cash at banks attributable to discontinued operations	-	28,642
Cash, cash equivalents, and restricted cash	$15,501,772	$21,973,395

(a)	During the six months ended June 30, 2024, with regards to various labor-related lawsuits in the PRC, the PRC Court issued an order to freeze one of the Company’s bank accounts which restricted or prohibited the transfer and use of deposited funds by the Company. The sum will be released upon the Company has paid to satisfy the claims.

(b)	The non-current restricted cash represents cash pledged with a local bank in Thailand as collateral for bank guarantees issued by those banks in respect of the Company’s Cash-In-Transit projects.

5.	INVENTORIES

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Robots in warehouse	$4,584,078	$4,743,645
Security equipment*	381,155	506,403
Impairment provision for inventories	(4,584,078)	(4,743,645)
Inventories	$381,155	$506,403

*	As of December 31, 2023, and June 30, 2024, the Company only had Security equipment in inventory balance.

The Company recorded an allowance for slow-moving or obsolete robots’ inventories of $nil and $3,090,283 for the six months ended June 30, 2024 and 2023, respectively.

6.	TRADE RECEIVABLES, NET

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Trade receivable	$5,636,167	$5,780,144
Provision for doubtful accounts	(319,184)	(149,339)
Trade receivable, net	$5,316,983	$5,630,805

The Company recorded an allowance for doubtful accounts of $184,180 and $45,932 for the six months ended June 30, 2024 and 2023, respectively.

7.	WITHHOLDING TAX RECEIVABLE

Withholding tax receivable movement for the six months ended June 30, 2024 and 2023:

	2024	2023
	(Unaudited)	(Unaudited)
Balance at January 1,	$2,224,846	$2,691,096
Addition	376,265	401,941
Collection	(604,168)	-
Recovery of (Write off)/Allowance for uncollectible	32,980	(561,277)
Exchange difference	(158,496)	(73,713)
Balance at June 30,	$1,871,427	$2,458,047

Withholding tax receivable balance as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Current portion	$366,884	$607,221
Non-current portion	1,504,543	1,617,625
Withholding tax receivable	$1,871,427	$2,224,846

During the six months ended June 30, 2024, the Company received a withholding tax refund of approximately THB22.0 million (approximately $0.6 million) in connection with the Company’s 2019 withholding tax refund. The Company recorded a recovery of uncollectible of $0.03 million, representing the difference between the receivable recorded and the amount of refund received from the Thai Revenue Department.

Based on amounts refunded and written off for the receivable related to years 2013 to 2019, the Company recorded an allowance of approximately $nil million and $0.3 million for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024 and December 31, 2023, an allowance balance of $1.0 million and $1.2 million, respectively were maintained against its withholding tax receivable.

8.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Input VAT and other taxes receivable	$244,025	$219,232
Prepayments – office and warehouse rental	1,284,395	818,997
Prepayments - insurance	383,101	91,022
Prepayments - others	393,910	187,759
Uniforms	12,876	17,417
Prepayments – independent directors’ fee	77,700	-
Tools and supplies	120,355	143,760
Cash advances to employees	48,386	79,169
Interest receivable on bank deposits	69,051	108,215
Other current assets	$2,633,799	$1,665,571

Deposits	$390,065	$402,447
Other non-current assets	$390,065	$402,447

9.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office decoration and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2022	$3,146,864	$4,868,015	$5,354,351	$15,518,987	$33,222	$1,948,698	$7,194,815	$38,064,952
Additions	-	1,750	6,964	-	-	624,126	273,779	906,619
Disposals	(104,773)	(105,939)	(48,955)	(47,155)	-	-	(56,389)	(363,211)
Impairment of fixed assets	-	-	-	-	-	-	(1,591,766)	(1,591,766)
Exchange differences	(60,518)	(95,521)	(106,807)	(353,552)	(652)	(38,238)	(141,241)	(796,529)
At June 30, 2023 (Unaudited)	2,981,573	4,668,305	5,205,553	15,118,280	32,570	2,534,586	5,679,198	36,220,065

At December 31, 2023	$3,073,809	$4,829,343	$5,335,825	$15,505,385	$108,909	$3,133,883	$3,954,153	$35,941,307
Additions	-	24,171	14,640	-	-	-	-	38,811
Transfer in (out)	-	-	-	70,842	(70,842)	-	-	-
Disposals	(955,753)	-	(1,073,690)	(278,087)	-	-	(9,900)	(2,317,430)
Exchange differences	(204,895)	(350,278)	(359,132)	(1,107,555)	(6,902)	(227,085)	(126,900)	(2,382,747)
At June 30, 2024 (Unaudited)	1,913,161	4,503,236	3,917,643	14,190,585	31,165	2,906,798	3,817,353	31,279,941

Accumulated Depreciation
At December 31, 2022	$2,577,341	$4,748,031	$4,889,742	$13,493,656	$-	$1,230,247	$3,059,174	$29,998,191
Depreciation charged for the period	48,922	34,180	87,164	263,962	-	202,983	516,626	1,153,837
Disposals	(108,213)	(109,514)	(44,542)	(48,748)	-	-	(14,847)	(325,864)
Exchange differences	(48,443)	(90,705)	(101,287)	(275,519)	-	(30,774)	(77,779)	(624,507)
As June 30, 2023 (Unaudited)	2,469,607	4,581,992	4,831,077	13,433,351	-	1,402,456	3,483,174	30,201,657

At December 31, 2023	$2,605,039	$4,761,599	$5,015,520	$13,880,678	$-	$1,680,593	$3,954,153	$31,897,582
Depreciation charged for the period	48,918	28,323	64,202	175,152	-	209,611	-	526,206
Disposals	(955,747)	-	(1,072,429)	(276,081)	-	-	(9,900)	(2,314,157)
Exchange differences	(174,655)	(345,427)	(340,421)	(998,055)	-	(124,702)	(126,900)	(2,110,160)
As June 30, 2024 (Unaudited)	1,523,555	4,444,495	3,666,872	12,781,694	-	1,765,502	3,817,353	27,999,471

Net book value
At June 30, 2023 (Unaudited)	$511,966	$86,313	$374,476	$1,684,929	$32,570	$1,132,130	$2,196,024	$6,018,408
At June 30, 2024 (Unaudited)	$389,606	$58,741	$250,771	$1,408,891	$31,165	$1,141,296	$-	$3,280,470

Depreciation expense related to property, plant and equipment was $526,206 and $1,057,117, respectively for the six months ended June 30, 2024 and 2023.

For the six months ended June 30, 2024 and 2023, the Company recorded an impairment loss on robots’ assets of $nil and $1,591,766, respectively.

As of June 30, 2024 and 2023, net book value of robot assets was approximately $nil and $695,000, respectively and these robots were leased out to third parties and the robots’ assets were held and used by the lessee.

10.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The right-of-use assets movement for the six months ended June 30, 2024 and 2023 and the carrying amounts are as below:

	2024	2023
	(Unaudited)	(Unaudited)
Balance at January 1,	$2,688,208	$4,171,409
New leases	1,003,988	271,004
Termination of a lease	(112,912)	-
Depreciation expense	(816,084)	(1,042,981)
Exchange difference	(174,660)	(75,562)
Net book amount	$2,588,540	$3,323,870

The total operating lease liabilities are as below:

	As of June 30, 2024	As of December 31, 2023
Current portion	$1,457,783	$1,239,066
Non-current portion	1,124,195	1,455,857
Operating lease liabilities	$2,581,978	$2,694,923

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during the six months ended June 30, 2024 was 5.37%. The weighted average incremental borrowing rate applied to new leases during the six months ended June 30, 2023 was 3.52%.

For the six months ended June 30, 2024 and 2023, interest expense of $58,248 and $58,602 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $816,084 and $1,026,316, respectively for the six months ended June 30, 2024 and 2023.

11.	INTANGIBLE ASSETS

	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Intelligent Cloud Platforms	Assets under construction -Cash Management Systems	Total
Cost
At December 31, 2022	$887,745	$673,029	$1,042,110	$499,344	$1,360,898	$3,000,000	$194,495	$7,657,621
Additions	-	-	-	-	195,087	1,597,754	-	1,792,841
Exchange differences	(17,419)	(31,974)	(49,509)	(23,723)	(306,604)	-	(3,816)	(433,045)
At June 30, 2023 (Unaudited)	870,326	641,055	992,601	475,621	1,249,381	4,597,754	190,679	9,017,417

At December 31, 2023	$919,222	$114,659	$829,560	$486,112	$1,524,224	$1,604,580	$194,082	$5,672,439
Additions	115,164	-	-	-	-	-	-	115,164
Exchange differences	(67,805)	(2,687)	(19,440)	(11,392)	(35,720)	(3,095)	(14,063)	(154,202)
At June 30, 2024 (Unaudited)	966,581	111,972	810,120	474,720	1,488,504	1,601,485	180,019	5,633,401

Accumulated amortization
At December 31, 2022	$767,168	$50,477	$405,868	$28,405	$612,560	$-	$-	$1,864,478
Amortization charged for the period	26,139	33,582	201,013	28,346	63,817	182,671	-	535,568
Exchange differences	(15,908)	(3,927)	(28,438)	(2,641)	(286,182)	-	-	(337,096)
As June 30, 2023 (Unaudited)	777,399	80,132	578,443	54,110	390,195	182,671	-	2,062,950

At December 31, 2023	$830,600	$114,659	$706,271	$82,956	$699,123	$402,580	$-	$2,836,189
Amortization charged for the period	28,236	-	40,430	27,204	52,152	66,610	-	214,632
Exchange differences	(60,535)	(2,687)	(16,848)	(2,144)	(16,766)	(3,095)	-	(102,075)
As June 30, 2024 (Unaudited)	798,301	111,972	729,853	108,016	734,509	466,095	-	2,948,746

Net book value
At June 30, 2023 (Unaudited)	$92,927	$560,923	$414,158	$421,511	$859,186	$4,415,083	$190,679	$6,954,467
At June 30, 2024 (Unaudited)	$168,280	$-	$80,267	$366,704	$753,995	$1,135,390	$180,019	$2,684,655

Amortization expense related to intangible assets was $214,632 and $535,568, respectively for the six months ended June 30, 2024 and 2023.

12.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Trade payables – third parties	$2,553,826	$2,113,401
Accrued salaries and bonus	369,275	603,112
Other payables, accrued customer claims, cash loss and shortage*	124,433	300,337
Trade and other payables	$3,047,534	$3,016,850

Output VAT and other taxes payable	$-	$100,166
Accrued expenses	525,467	639,556
Payroll payable	715,467	925,142
Provision for stock-based compensation expense**	-	830,000
Other payables	487,172	419,964
Deferred revenue	36,530	256,815
Other current liabilities	$1,764,636	$3,171,643

*

Includes a provision for penalty for failure to meet certain performance indicators as stipulated in certain customer contracts for approximately $5,462 and $7,108 as of June 30, 2024 and 2023, respectively.

**	During the year ended December 31, 2023, provision was made upon the management decision to grant restricted shares to officers and certain employees based on their performance in 2023 under the Company’s 2022 Equity Incentive Plan. 288,000 shares were granted to officers and certain employees on May 7, 2024 to settle such provision balance (Note 18).

13.	BORROWINGS

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Short-term bank borrowing	$55,040	$140,902
Current portion of long-term bank borrowings	132,248	196,339
Long-term bank borrowings	-	44,410
Total borrowings	$187,288	$381,651

The Company maintains two borrowings with two financial institutions. The borrowings are used for working capital purposes to support its business operations in China and Thailand. Those borrowings carry interest at the rates of 4.69% and 3.77% per annum with maturity dates of April 7, 2025 and September 25, 2024. For the six months ended June 30, 2024 and 2023, the interest expense recorded for bank borrowings was $10,002 and $33,394, respectively.

As of June 30, 2024, the Company has no unused bank overdraft availability and no unused trust receipts availability.

Prior to entering into a loan conversion agreement with WK Venture on September 28, 2023 to discharge the entire loan amount and accrued unpaid interest, as of June 30, 2023, the Company maintained a loan in the principal amount of $13.42 million with WK Venture which bears interest at 4% and is due on December 31, 2024. For the six months ended June 30, 2024 and 2023, interest expense recorded for this third-party borrowing was $nil and $411,270.

14.	CONVERTIBLE NOTE PAYABLE

On October 25, 2022, the Company issued Streeterville Capital, LLC (“CVP”) an unsecured convertible promissory note in the principal amount of $1,707,500 (the “Note”). Prior to the Company’s full settlement on the outstanding convertible note payable with CVP on October 25, 2023, on April 17, 2023, CVP delivered to the Company a conversion notice informing the Company that CVP has elected to convert a portion of the balances $1,238,400 at the conversion price pf $7.20. Upon this conversion, the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023. On October 25, 2023, the Company paid $554,238 to CVP to fully settle the remaining Note balance.

For the six months ended June 30, 2024 and 2023, the interest expense recorded for the Note was $nil and $65,644.

15.	FINANCE LEASE LIABILITIES

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Current portion	$53,055	$108,597
Non-current portion	203,127	218,996
Finance lease liabilities	$256,182	$327,593

For the six months ended June 30, 2024 and 2023, interest expense was $8,954 and $15,987, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Within 1 year	$60,407	$126,042
After 1 year but within 5 years	219,171	236,293
Less: Finance charges	(23,396)	(34,742)
Present value of finance lease liabilities, net	$256,182	$327,593

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Cost	$673,722	$655,371
Less: Accumulated depreciation	(227,152)	(215,038)
Net book value	$446,570	$440,333

16.	TAXATION

Value added tax (“VAT”)

GF Cash (CIT) and AI R&I are subsidiaries operating in Thailand, which are subject to a statutory VAT of 7% for services in Thailand. Shenzhen GFAI, Guangzhou GFAI, InnoAI and Beijing Wanjia are the subsidiaries operating in the PRC, which are subject to a statutory VAT of 13% for goods delivered and rental provided, 6% for services provided and 9% for construction projects in the PRC. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the balance sheets when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Income tax

Current income tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income tax is accounted for using an asset and liability method. Under this method, deferred income tax is recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred tax of a change in tax rates is recognized in the consolidated statements of profit or loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. During the six months ended June 30, 2024 and 2023, the Company made a valuation allowance of $22,949 and $874,431 on the portion of deferred tax assets not expected to be realized.

17.	PROVISION FOR EMPLOYEE BENEFITS

The Company maintains two retired benefit plans. Both plans are based on the requirements of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. The plan asset is unfunded and the Company will pay benefits when needed.

Movement for the defined benefit obligations for the six months ended June 30, 2024 and 2023:

	Provision for employee benefits
	2024	2023
	(Unaudited)	(Unaudited)
Defined benefit obligations at January 1,	$4,935,982	$4,849,614
Estimate for the six months period*	(344,427)	(74,552)
Defined benefit obligations at June 30,	$4,591,555	$4,775,062

*	The estimate represents the difference between the Company’s estimated defined benefit obligations based on employees’ past service and expected future salary at the beginning of the fiscal year and the end of the six-month period.

18.	SHAREHOLDERS’ EQUITY

Equity transactions during the six months ended June 30, 2023:

On January 31, 2023, the Company completed a 1 for 40 share consolidation of its authorized and issued ordinary shares whereby every forty shares were consolidated into one share. In addition, the par value of each ordinary share increased from $0.003 to $0.12. Immediately following the completion of the share consolidation, the Company increased its authorized ordinary shares from 7,500,000 ordinary shares to 300,000,000 ordinary shares. All shares disclosed in these condensed consolidated financial statement represent post-consolidation number of shares.

On February 17, 2023, a total of 2,339 fractional shares were canceled as a result of the share consolidation.

In connection with the restricted ordinary shares issued on June 16, 2022 as a deposit to acquire 100% of the equity interests in seven Kewei Group companies and such acquisition was terminated on September 13, 2022 , on February 13, 2023, a total of 243,000 shares were returned and cancelled.

In connection with an asset purchase agreement entered between the Company and Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) on December 21, 2022 to purchase certain of Shenzhen Kewei’s robot-related business assets in China (Note 1), on March 1, 2023, a total of 262,500 restricted ordinary shares were issued to the shareholders of Shenzhen Kewei.

In connection with the conversion of the convertible note with Streeterville Capital, LLC (“CVP”) (Note 14), the Company issued 172,000 restricted ordinary shares to CVP on April 19, 2023.

A total of 128,901 warrants were exercised during the six months ended June 30, 2023. As of June 30, 2023, we have an aggregate of 2,013,759 warrants issued and outstanding. On March 8, 2023, the Company issued a Notice regarding Adjustment of Exercise Price (for Public Warrants) after share consolidation to the Company’s public warrant holders. As a result of the share consolidation, the exercise price under the public warrant was proportionately increased from $0.16 to $6.40, the exercise price under the private warrant was proportionately increased from $0.18 to $7.20. If any holder exercises one warrant, one-40th (1/40) ordinary share will be received in cash (by Cash in Lieu), holders must exercise at least 40 warrants to receive 1 ordinary share.

On May 5, 2023, the Company completed an underwritten public offering (“CMPO 1”) to issue 1,720,430 ordinary shares and an additional 258,064 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $9.2 million. On May 12, 2023, the Company completed another underwritten public offering (“CMPO 2”) to issue 2,580,600 ordinary shares and an additional 387,090 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $13.8 million.

Equity transactions during the six months ended June 30, 2024:

The Company completed the separation with Handshake that the returning 1,091 restricted ordinary shares which were canceled on March 4, 2024 (Note 23).

On March 6, 2024, the Company issued an aggregate number of 120,000 restricted ordinary shares to three independent directors on the Board of Directors, representing 60,000 restricted ordinary shares for their service performed in 2023 and 60,000 restricted ordinary shares for their service to be performed in 2024. The fair value for the 60,000 restricted ordinary shares for 2024 full-year service was $155,400. The Company recorded stock-based compensation expense of $77,700 for the six months ended June 30, 2024 and a prepayments for independent directors’ fee of $77,700 as of June 30, 2024 (Note 12).

On May 7, 2024, the Company issued an aggregate number of 288,000 restricted ordinary shares to officers and certain employees for their service performed in 2023. Fair value for the 288,000 restricted ordinary shares for 2023 full-year service was $924,955. As of December 31, 2023, the Company made a provision for the stock-based compensation of $830,000. For the six months ended June 30, 2024, the Company recorded the under-provided amount of $94,955.

Equity transactions subsequent to June 30, 2024:

From July 1, 2024 through the date of the release of these condensed consolidated financial statements, the Company issued a total of 1,628,368 ordinary shares to various investors through an “At the Market Offering” (“the ATM Offering”) for aggregate gross proceeds of $2,593,842.

19.	SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Staff expense	$3,141,756	$3,602,127
Rental expense	173,246	345,026
Depreciation and amortization expense	452,299	1,251,359
Utilities expense	34,783	53,015
Travelling and entertainment expense	170,596	135,186
Marketing expense	187,858	150,203
Professional fees	582,489	774,553
Repairs and maintenance	26,280	35,298
Employee benefits	38,741	29,316
Research and development expense	106,835	95,322
Other expenses**	52,407	212,445
	$4,967,290	$6,683,850

**	Other expenses mainly comprised of office expenses, stamp duties, training costs, transportation costs for robots, etc.

20.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company’s reserve has met the legal reserve requirement of $223,500 as of June 30, 2024 and December 31, 2023.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the six months ended June 30, 2024 and 2023, the Company did not accrue any legal reserve.

21.	RELATED PARTY TRANSACTIONS

The principal related party balances as of June 30, 2024 and December 31, 2023 are as follows:

Amounts due from related parties:

		As of June 30, 2024	As of December 31, 2023
		(Unaudited)
Guardforce TH Group Company Limited	(a)	$2,506	$1,804
Shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(b)	-	2,160,000
CSF Mingda Technology Co., Ltd.	(a)	10,580	10,834
		$13,086	$2,172,638

(a)	Amounts due from these related parties represent business advances for operational purposes.

(b)	Amount due from shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries was settled upon offsetting certain amounts due to related parties pursuant to a settlement plan with Tu Jingyi (“Mr. Tu”) dated March 22, 2024.

Amounts due to related parties:

		As of June 30, 2024	As of December 31, 2023
		(Unaudited)
Tu Jingyi	(a)	$-	$152,725
Guardforce Holdings (HK) Limited	(a)	-	43,337
Guardforce Security (Thailand) Company Limited	(b)	139,287	74,429
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(c)	-	2,528,916
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(c)	-	63,718
Guardforce Security Service (Shanghai) Co., Ltd.	(c)	-	35,225
Guardforce Aviation Security Company Limited	(b)	270	156
		$139,557	$2,898,506

(a)	Amounts due to Tu Jingyi and Guardforce Holdings (HK) Limited represents accrued interest on loans. Pursuant to a settlement plan with Tu Jingyi (“Mr. Tu”) dated March 22, 2024, the Company had fully paid off these balances in cash on May 3, 2024.

(b)	Amounts due to related parties represent business advances for operational purposes.

(c)	Amounts due to these related parties were settled upon offsetting the amount due from shareholders’ of Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries pursuant to a settlement plan with Tu Jingyi (“Mr. Tu”) dated March 22, 2024.

Short-term borrowings from related parties:

		As of June 30, 2024	As of December 31, 2023
		(Unaudited)
Guardforce Holdings (HK) Limited	(a)	$-	$1,666,846
Tu Jingyi	(b)	-	1,437,303
		$-	$3,104,149

(a)	On April 17, 2020, the Company borrowed $2,735,000 from Guardforce Holdings (HK) Limited. As of December 31, 2023, the outstanding principal amount of this loan was $1,666,846. The loan is unsecured with an interest rate at 2%. Pursuant to a settlement plan with Tu Jingyi (“Mr. Tu”) dated March 22, 2024, the Company had fully paid off this balance in cash on May 3, 2024.

(b)

On September 1, 2018, the Company entered into an agreement with Tu Jingyi whereby Tu Jingyi loaned $1,437,303 (RMB10 million) to the Company. The loan is unsecured with an interest rate at 1.5%. Pursuant to a settlement plan with Tu Jingyi (“Mr. Tu”) dated March 22, 2024, the Company had fully paid off this balance in cash on May 3, 2024.

For the six months ended June 30, 2024 and 2023, interest expense recorded for borrowings from related parties was $4,575 and $39,949, respectively.

The principal related party transactions for the six months ended June 30, 2024 and 2023 are as follows:

Related party transactions:

		For the six months ended June 30,
Nature		2024	2023
		(Unaudited)	(Unaudited)
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$431,193	$68,897
Guardforce Aviation Security Company Limited	(b)	925	600
Shenzhen Kewei Robot Technology Co., Limited	(c)	-	141,569
		$432,118	$211,066

Service/ Products delivered to related parties:
Shenzhen Kewei Robot Technology Co., Limited	(d)	$4,652	$-

Nature of transactions:

(a)	Guardforce Security (Thailand) Company Limited provided security guard services to the Company;

(b)	Guardforce Aviation Security Company Limited provided escort services to the Company;

(c)	During the six months ended June 30, 2023, the Company purchased 207 robots amounting to $229,162 through an asset purchase agreement and $50,927 through placing standard purchase orders. 124 robots amounting to $138,520 were returned by the Company. During the six months ended June 30, 2024, the Company did not make purchases from Shenzhen Kewei Robot Technology Co., Ltd.

(d)	The Company rented robots to Shenzhen Kewei Robot Technology Co., Limited.

22.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
Revenues(1)	2024	2023
	(Unaudited)	(Unaudited)
Secured logistics	$15,761,944	$15,943,156
AI&Robotics solution	131,142	440,229
General security solutions	1,673,758	1,622,218
	$17,566,844	$18,005,603

(1)	Revenue excludes intercompany sales.

	For the six months ended June 30,
Operating loss	2024	2023
	(Unaudited)	(Unaudited)
Secured logistics	$770,737	$(1,101,369)
AI&Robotics solution	(894,556)	(8,320,982)
General security solutions	(109,979)	(542,569)
Corporate and others (1)	(1,848,064)	(1,936,908)
Operating profit (loss) from continuing operations	(2,081,862)	(11,901,828)
Total other income from four segments	312,342	77,665
Foreign exchange losses (gain), net:
- Secured logistics	(1,544)	(598,053)
- AI&Robotics solution	(30,030)	13,150
- Corporate and others	(17,467)	810
Finance costs:
- Secured logistics	(56,727)	(423,440)
- AI&Robotics solution	(17,427)	-
- General security solutions	(2,430)	-
- Corporate and others	(4,950)	(154,868)
Loss before income tax from continuing operations	(1,900,095)	(12,986,564)
Provision for income tax benefit (expense)	22,949	(874,431)
Net loss for the period from continuing operations	(1,877,146)	(13,860,995)
Net loss for the period from discontinued operations – Information security segment	38,719	11,562
Net loss for the period	(1,838,427)	(13,849,433)
Less: net profit (loss) attributable to the non-controlling interest	9,167	(30,214)
Net loss attributable to equity holders of the Company	$(1,847,594)	$(13,819,219)

(1)	Includes impairment of goodwill on acquired subsidiaries, non-cash compensation, legal and professional fees and consultancy fees for the Company.

Depreciation and amortization by segment for six months ended June 30, 2024 and 2023 are as follows:

	For the six months ended June 30,
Depreciation and amortization:	2024	2023
	(Unaudited)	(Unaudited)
Secured logistics	$1,258,825	$1,570,069
AI&Robotics solution	173,368	924,219
General security solutions	124,729	124,713
	$1,556,922	$2,619,001

Total assets by segment as of June 30, 2024 and December 31, 2023 are as follows:

Total assets	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Secured logistics	$20,897,829	$21,613,383
Information security	-	201,963	*
AI&Robotics solution	2,296,023	3,127,857
General security solutions	3,697,691	2,836,403
Corporate and others	9,292,435	18,035,342
	$36,183,978	$45,814,948

*	As of December 31, 2023, the total assets for information security segment were presented as assets held for sale on the consolidated balance sheets.

Total non-current assets by geographical segment as of June 30, 2024 and December 31, 2023 are as follows:

Total non-current assets	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
The PRC (including Hong Kong and Macau)	$3,471,387	$3,289,170
Thailand	9,979,287	10,472,012
Other countries	15,861	933,174
	$13,466,535	$14,694,356

23.	DISPOSAL OF A SUBSIDIARY

On February 6, 2024, the Company completed the disposal of its 51% equity interest in Handshake. The Company recorded a gain on disposal of $3,607 for the six months ended June 30, 2024. This disposal was classified as a discontinued operation. The business of Handshake represented the entirety of the Company’s information security segment through the disposal date, which is excluded from the Company’s segment reporting.

24.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in May 2027. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2024, are as follows:

Amount
Twelve months ending June 30:
2025	$1,135,957
2026	254,167
2027	183,333
Total minimum payment required	$1,573,457

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2024 but not provided in the interim condensed consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5
Contractual Obligations	Nature	Total	1 year	years	years
Service fee commitments	(a)	$250,946	$215,716	$35,230	$-
Operating lease commitments	(b)	2,690,062	1,671,619	946,402	72,041
		$2,941,008	$1,887,335	$981,632	$72,041

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander is comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2025.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

Bank guarantees

As of June 30, 2024, the Company had no commitments with banks for bank guarantees in favor of government agencies and others.

25.	SUBSEQUENT EVENTS

Numerous subsequent events disclosures are being made elsewhere in these condensed consolidated financial statements. Subsequent events have been reviewed through the date of filing and required no adjustments or disclosures.